Exhibit 99.3

ARC ENERGY TRUST

INSTRUMENT OF PROXY

FOR THE JOINT SPECIAL MEETING OF TRUST SECURITYHOLDERS

AND ARC RESOURCES SECURITYHOLDERS

The undersigned holder (“Unitholder”) of trust units (“Units”) of ARC Energy Trust (the “Trust”) hereby appoints Mac H. Van Wielingen, the Chairman of ARC Resources Ltd. (“ARC Resources”), of the City of Calgary, in the Province of Alberta, or, failing him, John P. Dielwart, the Chief Executive Officer of ARC Resources, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                                                                     , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the joint special meeting (the “Meeting”) of:  (i) the Unitholders and the holders (“Exchangeable Shareholders”) of series A  exchangeable shares and series B exchangeable shares of ARC Resources (collectively, the “Trust Securityholders”); and (ii) the holder of common shares of ARC Resources and the Exchangeable Shareholders; to be held on December 15, 2010 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders’ discretion, except as otherwise specified below.  Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1.                                       FOR ☐ or AGAINST ☐ a special resolution of the Trust Securityholders, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement of the Trust and ARC Resources dated November 12, 2010 (the “Information Circular”), to approve a plan of arrangement under Section 193 of the Business Corporations Act (Alberta) which will result in the reorganization of the Trust into a corporation (the “Arrangement”) and related matters, all as more particularly described in the Information Circular;

2.                                       FOR ☐ or AGAINST ☐ an ordinary resolution of the Trust Securityholders, the full text of which is set forth in the Information Circular, to approve a share option plan for the dividend paying, publicly traded exploration and production company to be formed pursuant to the Arrangement, all as more particularly described in the Information Circular; and

3.                                       At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust.  The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.  Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this          day of                                 , 2010.

(signature of Unitholder)

(Name of Unitholder - please print)

NOTES:

1.                                       If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.                                       This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the Units are registered.

3.                                       Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.                                       This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario  M5J 2Y1 not later than 24 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting or any adjournment thereof.  A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.